UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 23, 2023

TenX Keane Acquisition

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41534	N/A
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

420 Lexington Ave, Suite 2446
New York, NY	10170
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (347) 627-0058

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one ordinary share and one right	TENKU	The Nasdaq Stock Market LLC
Ordinary shares, par value $0.0001 per share	TENK	The Nasdaq Stock Market LLC
Rights, each right entitling the holder to receive two-tenths of one ordinary share	TENKR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On October 23, 2023, TenX Keane Acquisition, a Cayman Islands exempted company (“TenX”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), by and among TenX, TenX Merger Sub, Inc., a Delaware corporation and wholly owned Subsidiary of TenX (“Merger Sub”), Citius Pharmaceuticals, Inc., a Nevada corporation (“Citius Pharma”), and Citius Oncology, Inc., a Delaware corporation and wholly owned subsidiary of Citius Pharma (“Citius Oncology”).

The Merger

The Merger Agreement provides that, among other things and upon the terms and subject to the conditions thereof, the following transactions will occur (together with the other agreements and transactions contemplated by the Merger Agreement, the “Business Combination”), and in accordance with the Delaware General Corporation Law, as amended (the “DGCL”):

(i) Merger Sub will merge with and into Citius Oncology, the separate corporate existence of Merger Sub will cease and Citius Oncology will be the surviving corporation and a wholly owned subsidiary of TenX (the “Merger”);

(ii) as a result of the Merger, among other things, in the aggregate, a number of shares of New Citius Oncology Common Stock (as defined below) equal to the quotient obtained by dividing (x) six hundred and seventy-five million dollars ($675,000,000) by (y) ten dollars ($10.00), or 67,500,000 shares of New Citius Oncology Common Stock, will be issued or issuable to holders of outstanding Citius Oncology capital stock;

(iii) upon the effective time of the Merger (the “Effective Time”), each option of Citius Oncology (a “Citius Oncology Option”) that is then outstanding shall be converted into the right to receive an option relating to New Citius Oncology Common Stock upon substantially the same terms and conditions as are in effect with respect to such option immediately prior to the Effective Time; provided that the exercise price per share for each such Citius Oncology Option shall be equal to the exercise price per share of such Citius Oncology Option in effect immediately prior to the Effective Time, divided by the quotient of 67,500,000 divided by the aggregate number of shares of Citius Oncology Common Stock outstanding as of immediately prior to the Effective Time; and

(iv) upon the Effective Time, Citius Oncology will immediately be renamed to a name chosen by Citius Pharma in its sole discretion prior to the Effective Time.

The board of directors of TenX (the “Board”) has unanimously (i) approved and declared advisable the Merger Agreement, the Business Combination and the other transactions contemplated thereby and (ii) resolved to recommend approval of the Merger Agreement and related matters by the shareholders of TenX.

The Domestication

Prior to the Closing, subject to the approval of TenX’s shareholders, and in accordance with the DGCL, the Companies Act (as revised) of the Cayman Islands (the “CICA”), and TenX’s Amended and Restated Memorandum and Articles of Association (as may be amended from time to time, the “Cayman Constitutional Documents”), TenX will effect a deregistration under the CICA and a domestication under Section 388 of the DGCL (by means of filing a certificate of domestication with the Secretary of State of Delaware), pursuant to which TenX’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware (the “Domestication”).

In connection with the Domestication,

(i) TenX will change its name to Citius Oncology, Inc. (“New Citius Oncology”);

(ii) each of the then issued ordinary shares, par value one ten-thousandth of a dollar ($0.0001) per share, of TenX (the “TenX Ordinary Shares”) will convert automatically, on a one-for-one basis into shares of common stock, par value one ten-thousandth of a dollar ($0.0001) per share, of New Citius Oncology (the “New Citius Oncology Common Stock”);

(iii) each then-issued and outstanding right to receive two-tenths (2/10th) of one (1) share of Ten X Ordinary Shares (the “TenX Rights”) shall convert automatically into a right to receive two-tenths (2/10th) of one (1) share of New Citius Oncology Common Stock (the “New Citius Oncology Right”); and

(iv) each then issued and outstanding unit of TenX (the “TenX Units”), will be canceled and convert automatically into one (1) share of New Citius Oncology Common Stock and one (1) New Citius Oncology Right.

Upon consummation of the Business Combination, and after the Domestication, TenX will have one (1) class of common stock, the New Citius Oncology Common Stock, for which TenX will apply for listing on the Nasdaq Global Market (“Nasdaq”) prior to the Closing.

Conditions to Closing

The Merger Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (i) approval of the Business Combination and related agreements and transactions by the respective shareholders of TenX and Citius Oncology, (ii) effectiveness of the proxy/registration statement on Form S-4 to be filed by TenX in connection with the Business Combination, (iii) expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act (as contemplated by the Merger Agreement), (iv) that after redemption, TenX’s net tangible assets shall be no less than five million and one dollars ($5,000,001) upon Closing, (v) that there has been no “Material Adverse Effect” on either TenX or Citius Oncology since the date of the Merger Agreement, and (vi) the absence of certain injunctions.

Other conditions to Citius Oncology’s obligations to consummate the Merger include, among others, that as of the Closing, (i) the Domestication will have been completed, (ii) no outstanding or uncured written notice has been received by TenX from Nasdaq stating that it has failed, or would reasonably be expected to fail to meet the Nasdaq initial or continued listing requirements as of the Closing Date for any reason, and (iii) the Sponsor shall have paid or caused to be paid in full, by wire transfer of immediately available funds, any Estimated Parent Transaction Expenses (as such term in defined in the Merger Agreement) in excess of five hundred thousand dollars ($500,000).

Covenants

The Merger Agreement contains additional covenants, including, among others, providing for (i) the parties to conduct their respective businesses in the ordinary course through the Closing, (ii) Citius Pharma, Citius Oncology and TenX to furnish each other and their respective representatives reasonable access through the Closing to their properties, appropriate officers and employees, books and records, (iii) Citius Pharma to be able to initiate negotiations or enter into any agreements for alternative transactions during the period until the later of (a) the date the Parent Registration Statement first becomes publicly filed on U.S. Securities and Exchange Commission’s (the “SEC”) EDGAR database, or (b) February 29, 2024 (the “Specified Period”), subject to at least five (5) Business Days’ prior written notice to TenX and TenX’s option, during such period, to make a matching proposal which Citius Pharma shall negotiate in good faith, (iv) Citius Pharma to prepare and deliver to TenX certain audited and unaudited consolidated financial statements of Citius Oncology, (v) TenX to prepare and file a proxy/registration statement on Form S-4 and take certain other actions to obtain the requisite approval of TenX shareholders of certain proposals regarding the Business Combination (including the Domestication), (vi) the parties to use reasonable best efforts to obtain necessary approvals from governmental agencies, (vii) the ability of TenX and its sponsor, 10XYZ Holdings LP, a Delaware limited partnership (the “Sponsor”), to (x) automatically extend, in accordance with the Cayman Constitutional Documents, the date by which TenX must consummate a Business Combination until April 17, 2024, and (y) if the parties determine that it is reasonably likely the Closing will not take place by April 17, 2024, TenX may seek shareholder approval to extend such date until October 17, 2024, and (viii) Citius Pharma will pay a portion of the extension fees the Sponsor is required to deposit into the trust account of TenX (the “Trust Account”) in connection with the Business Combination, which are described in section (vii) above (each, an “Extension Fee”). After the Closing, Citius Pharma will be repaid the amounts it deposited into the Trust Account by New Citius Oncology, but only if at the time of the Closing and after giving effect to any redemptions by TenX shareholders, the balance of the liquidated Trust Account equals or exceeds $2,000,000. Any amounts remaining of the liquidated Trust Account after Citius Pharma has been reimbursed will be used to reimburse the Sponsor for its portion of the Extension Fees.

Representations and Warranties

The Merger Agreement contains customary representations and warranties by TenX, Merger Sub, Citius Pharma and Citius Oncology. The representations and warranties of the respective parties to the Merger Agreement will not survive the Closing.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including (i) by the mutual written consent of Citius Pharma and TenX, (ii) by TenX or Citius Pharma if, prior to the Closing, the FDA issues a complete response letter to Citius Pharma in response to Citius Pharma’s resubmission of its BLA, (iii) by Citius Pharma or TenX, if the Closing shall not have occurred on or before September 30, 2024, (iv) by Citius Pharma or TenX, if any law is passed that would make the Business Combination illegal, (v) by Citius Pharma or TenX, if TenX has not obtained the requisite approval from its shareholders, (vi) by Citius Pharma or TenX if the other party breaches certain representations, warranties, or covenants, as specified in the Merger Agreement, and that breach is unable to be cured, or is not cured, within fifteen (15) days, or (vii) by Citius Pharma prior to the termination of the Specified Period, in order to accept an alternative acquisition and enter into a definitive agreement with respect to such acquisition, provided that Citius Pharma has paid TenX a termination fee of five million dollars ($5,000,000).

A copy of the Merger Agreement is filed with this Current Report on Form 8-K (this “Current Report”) as Exhibit 2.1, and is incorporated herein by reference, and the foregoing description of the Merger Agreement is qualified in its entirety by reference thereto.

Certain Related Agreements

Sponsor Support Agreement

On October 23, 2023, in connection with the execution of the Merger Agreement, the Sponsor entered into the Sponsor Support Agreement with Citius Pharma, Citius Oncology, and TenX, pursuant to which, among other things, the Sponsor agreed to vote any TenX securities held by it to approve the Business Combination and the other TenX shareholder matters required pursuant to the Merger Agreement, and not to seek redemption of any of its TenX securities in connection with the consummation of the Business Combination.

Amended and Restated Registration Rights Agreement

The Merger Agreement contemplates that, at or prior to the Closing, TenX (as New Citius Oncology), the Sponsor and certain of their respective affiliates and certain stockholders of Citius Oncology will enter into an Amended and Restated Registration Rights Agreement (the “A&R Registration Rights Agreement”), pursuant to which New Citius Oncology will agree to register for resale, certain shares of New Citius Oncology Common Stock that are held by the parties thereto from time to time.

Additionally, the Sponsor and those certain stockholders of Citius Oncology who are a party to the agreement have restrictions on transferring any shares of New Citius Oncology Common Stock or any security convertible into, or exercisable or exchangeable for such common stock beginning at Closing until the date that is six (6) months after Closing; provided that the restrictions may be lifted early if (a) the price of the shares equals or exceeds twelve dollars ($12.00) per share for any twenty (20) trading days within any thirty (30)-day trading period, or (b) New Citius Oncology completes a transaction that results in public shareholders having the right to exchange their New Citius Oncology Common Stock for cash, securities or other property.

Amended and Restated Shared Services Agreement

The Merger Agreement contemplates that, at or prior to the Closing, Citius Oncology and Citius Pharma will enter into an Amended and Restated Shared Services Agreement (the “A&R Shared Services Agreement”) pursuant to which Citius Pharma and its affiliates will provide to New Citius Oncology the services set forth in the A&R Shared Services Agreement, after the Merger, which services are of the type that Citius Pharma provided to Citius Oncology prior to the Merger.

The foregoing description of the Sponsor Support Agreement, the A&R Registration Rights Agreement and the A&R Shared Services Agreement (collectively, the “Transaction Agreements”) is not complete and is subject to and qualified in its entirety by reference to each Transaction Agreement, copies of which are filed with this Current Report on Form 8-K as Exhibit 10.1, Exhibit 10.2 and Exhibit 10.3, respectively, and the terms of which are incorporated by reference herein.

The Merger Agreement and the Transaction Agreements have been included to provide investors with information regarding their terms. They are not intended to provide any other factual information about TenX or its affiliates. The representations, warranties, covenants and agreements contained in the Merger Agreement, the Transaction Agreements and the other documents related thereto were made only for purposes of the Merger Agreement as of the specific dates therein, were solely for the benefit of the parties to such agreements, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to such agreements instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and Transaction Agreements and should not rely on the representations, warranties, covenants and agreements contained therein or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement and the Transaction Agreements, as applicable, which subsequent information may or may not be fully reflected in TenX’s public disclosures.

Item 7.01 Regulation FD Disclosure.

On October 24, 2023, Citius Pharma and TenX issued a joint press release (the “Press Release”) announcing the execution of the Merger Agreement. The Press Release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Attached as Exhibit 99.2 and incorporated herein by reference is the corporate presentation, posted by Citius Pharma to its website on October 23, 2023, which will be used by TenX in meetings with certain of its shareholders as well as other persons with respect to TenX’s proposed transaction with Citius Pharma and Citius Oncology, as described in this Current Report on Form 8-K.

The information in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of TenX under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information contained in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2.

Additional Information and Where to Find It

In connection with the proposed Business Combination, TenX intends to file relevant materials with the SEC, including a registration statement on Form S-4, which will include a proxy statement/prospectus. After the registration statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be mailed to the shareholders of TenX as of the record date established for voting on the proposed Business Combination and will contain important information about the proposed Business Combination and related matters. Shareholders of TenX and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) and any other relevant documents in connection with TenX’s solicitation of proxies for the meeting of shareholders to be held to approve, among other things, the proposed Business Combination because they will contain important information about TenX, Citius Pharma, Citius Oncology and the proposed Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other relevant materials in connection with the transaction without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: TenX Keane Acquisition, c/o Taylor Zhang, 420 Lexington Ave., Suite 2446, New York, NY 10170, Telephone: (347) 627-0058.

Participants in the Solicitation

TenX and its respective directors and executive officers may be deemed participants in the solicitation of proxies from TenX’s shareholders in connection with the proposed Business Combination. TenX’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of TenX as reflected in the annual report on Form 10-K for the period ended December 31, 2022, filed with the SEC on April 17, 2023. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to TenX’s shareholders in connection with the proposed Business Combination will be set forth in the proxy statement/prospectus for the proposed Business Combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed Business Combination will be included in the proxy statement/prospectus that TenX intends to file with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.

Citius Pharma, Citius Oncology and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of TenX in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination will be included in the proxy statement/prospectus for the proposed Business Combination when available.

No Solicitation or Offer

This communication shall neither constitute an offer to sell nor the solicitation of an offer to buy any securities, or the solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the Business Combination, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to any registration or qualification under the securities laws of any such jurisdictions. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation.

Forward-Looking Statements Legend

This communication contains forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. All statements other than statements of historical facts contained in this communication, including statements regarding the expected timing and structure of the Business Combination, the ability of the parties to complete the Business Combination, the expected benefits of the Business Combination, the tax consequences of the Business Combination, the amount of gross proceeds expected to be available to New Citius Oncology after the Closing and giving effect to any redemptions by TenX shareholders, Citius Oncology’s future results of operations and financial position, business strategy and its expectations regarding the application and commercialization of its products. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of TenX, Citius Pharma and Citius Oncology, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include, but are not limited to: the risk that the transactions may not be completed in a timely manner or at all, which may adversely affect the price of Citius Pharma’s or TenX’s securities; the risk that TenX shareholder approval of the Business Combination is not obtained; the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, the amount of funds available in TenX’s Trust Account following any redemptions by TenX’s shareholders; the failure to receive certain governmental and regulatory approvals; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; changes in general economic conditions, including as a result of the COVID 19 pandemic or the conflicts between Russia and Ukraine and between Israel and Palestine; the outcome of litigation related to or arising out of the Business Combination, or any adverse developments therein or delays or costs resulting therefrom; the effect of the announcement or pendency of the transactions on TenX’s, Citius Pharma’s or Citius Oncology’s respective business relationships, operating results, and businesses generally; the ability of New Citius Oncology to continue to meet Nasdaq’s listing standards following the consummation of the Business Combination; costs related to the Business Combination; that the price of TenX’s or Citius Pharma’s securities may be volatile due to a variety of factors, including TenX’s, Citius Pharma’s or Citius Oncology’s inability to implement their respective business plans or meet or exceed their financial projections and changes in the combined capital structure; the ability to implement business plans, forecasts, and other expectations after the completion of the Business Combination, and identify and realize additional opportunities; and the ability of Citius Oncology to implement its strategic initiatives.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of TenX’s registration statement on Form S-1 (File No. 333-256271), the registration statement on Form S-4, the proxy/information statement/prospectus and certain other documents filed or that may be filed by TenX or Citius Pharma from time to time with the SEC following the date hereof. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and TenX and Citius Pharma assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

None of TenX nor Citius Pharma give any assurance that TenX, Citius Pharma or Citius Oncology will achieve their expectations.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits. The following exhibits are filed with this Form 8-K:

Exhibit No.	Description of Exhibits

2.1*	Agreement and Plan of Merger and Reorganization, dated October 23, 2023, by and among Citius Pharmaceuticals, Inc., Citius Oncology, Inc., TenX Keane Acquisition and TenX Merger Sub, Inc.

10.1*	Sponsor Support Agreement, dated October 23, 2023, by and among 10XYZ Holdings LP, TenX Keane Acquisition, Citius Pharmaceuticals, Inc. and Citius Oncology, Inc.

10.2	Form of Amended and Restated Registration Rights Agreement

10.3	Form of Amended and Restated Shared Services Agreement

99.1	Press Release, dated October 24, 2023

99.2	Corporate Presentation, dated October 2023

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2) or 601(a)(5), as applicable. TenX agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 24, 2023	TenX Keane Acquisition

	By:	/s/ Xiaofeng Yuan
	Name:	Xiaofeng Yuan
	Title:	Chief Executive Officer and Chairman